Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-262924

333-262924-01

September 13, 2024

Voya Financial, Inc.

$400,000,000 5.000% Senior Notes due 2034

Pricing Term Sheet

Issuer:	Voya Financial, Inc.

Guarantor:	Voya Holdings Inc.

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 / BBB+ / BBB

Securities:	5.000% Senior Notes due 2034

Offering Format:	SEC Registered

Trade Date:	September 13, 2024

Settlement Date:	September 20, 2024 (T+5)**

Maturity:	September 20, 2034

Principal Amount:	$400,000,000

Price to Public:	99.836% of principal amount

Net Proceeds to Issuer (Before Transaction Expenses and After Underwriting Fees):	$396,744,000

Interest Rate:	5.000% per annum

Yield to Maturity:	5.021%

Spread to Benchmark Treasury:	+137.5 basis points

Benchmark Treasury:	3.875% due August 15, 2034

Benchmark Treasury Price/Yield:	101-28+ / 3.646%

Interest Payment Dates:	Semi-annually on March 20 and September 20 of each year, commencing March 20, 2025

Optional Redemption:

Make Whole-Call:	At any time prior to June 20, 2034 at a discount rate of Treasury plus 25 basis points

Par Call:	On or after June 20, 2034 at 100%

Minimum Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP:	929089 AH3

ISIN:	US929089AH39

Joint Book-Running Managers:	Goldman Sachs & Co. LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Wells Fargo Securities, LLC

Senior Co-Managers:	BMO Capital Markets Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc. Loop Capital Markets LLC Mizuho Securities USA LLC

*

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

**

Under Rule 15c6-1 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the date that is more than one business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The issuer and guarantor have filed a registration statement (including a base prospectus and a prospectus supplement) with the U.S. Securities Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, by calling J.P. Morgan Securities LLC toll-free at 1-866-803-9204 or calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.